OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Vini Vidi Vici LLC

6232 W. Villa Park St.
Boise, ID 83703

https://www.plantedpeople.com/

400 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 4,280 shares of Membership Units ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 400 shares of Membership Units ($10,000)

Company	Vini Vidi Vici LLC dba Plantedpeople.com
Corporate Address	6232 W. Villa Park St. Boise ID, 83703
Description of Business	We connect and find work for the service industry.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$25.00
Minimum Investment Amount (per investor)	$100.00

Perks

$100-If you invest $100, you will receive: Beer Key w/Logo

$200 — If you invest $200, you will receive: Planted People Double hinged wine key with Logo

$350-If you invest $350, you will receive: A Stainless Steel Connoisseur Martini Shaker w/Logo

$500 — If you invest $500, you will receive: Stainless steel thermal insulated water bottle.

$750 — If you invest $750, you will receive: Kronies Wireless Earbuds with Planted People Logo.

$1,000 — If you invest $1,000, you will receive: An Aerato Wine Decanter with areator.

$5,000-If you invest $5,000, you will receive: Wireless Sonos Speaker with Planted People Logo

$10,000 — If you invest $10,000, you will receive: A Red Case of Napa Valley Wines with Planted People Logo.

$50,000-If you invest $50,000, you will receive: Three full nights at a Napa winery w/airfare and tastings at premier wineries throughout the day.

-You will receive every prize under the lesser amounts. So if you invest $1,000 you will receive the $750, $500,and 200 prizes etc.

**All perks occur after the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Vini Vidi Vici LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Membership Units at $25 / unit, you will receive 1 bonus Membership Unit, meaning you'll own 11 units for $250. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Our business is a third party that connects people in the service industry to jobs. We connect suppliers to businesses in order to help with training purposes. We also

mentor and run internal competitions against other businesses for promotional purposes.

Sales, Supply Chain, & Customer Base

Our customer base includes the front and back of the house staff, spirit, beer and wine companies as well as distributors and suppliers. Our customers are also businesses that serve alcohol or food of any kind. i.e. Resorts, Bars, Restaurants etc. We are a web site that requires no hard good or supply chain to fulfill our solutions. We generate sales through web-based marketing and have independent sales representatives in regional locations that work with suppliers to support the restaurant and bar competitions.

Competition

Currently we believe that there is no direct competition for our core offerings. However for staff recruiting indirect competition include job sites such as Indeed, LinkedIn, Syrver.com, etc.

Liabilities and Litigation

No liabilities.

The team

Officers and directors

Ben Mayer	President, CEO and Manager
John Baisch	Vice-President, COO and Manager

Ben Mayer
Ben has served as as the full time President, CEO and Director of Planted People since inception in 2014. He is an entrepreneur with 18 years of bartending and managing experience in the service industry. Ben holds a Biology degree.

John Baisch
John has served as the part time VP, COO and Director o Planted People since 2014, spending about 15 hours a week with the company. He has 30+ years in product management and sales. 2018 - Sr. Product Manager, Healthwise, Inc. (Full time) 2012-2018 - SVP Sales & Marketing, Kordata, LLC 1997-2012 - Sr. Strategic Product Manager, HWCS, Inc.

Number of Employees: 6

Related party transactions

We have no related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Our patents and other intellectual property could be unenforceable, ineffective or unavailable.** One of the Company's most valuable assets is its intellectual property. We currently hold no technology patents for our ranking system and process of hiring. But, we intend to file for one at the end of 2018. It is important to note that the most valuable components of the Company will be within our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the future rights owed to the Company after the patent is approved. The Company intends to continue to protect its intellectual property portfolio from such violations. This means that unforeseeable costs associated with such practices may invade the capital of the Company.
- **Transfer Rights** Any note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the note that you purchase cannot be resold for a period of one year. The exception to this rule is if you will be selling the note back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.
- **Cyber Attacks** As a software-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on any supported platform or in its computer systems could reduce the attractiveness of the software. This could result in a loss of investors and companies interested in using our platform. Further, there can be no assurances on how any disruptions of services or cyber attacks either on our technological back-end or against the software directly could harm our reputation and materially negatively impact our financial condition and business.
- **Early Business Stage** We are an early stage company. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. It is important to note that the company has had revenues generated since inception.

But, there is no assurance that we will continue this trend or be profitable in the near future or generate sufficient revenues.

- **Financial Predictions** Finances are a prediction and our Business projections are only projections. There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **Market Competition** We will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales and human resources at their disposal. They may succeed in developing and marketing competing products earlier or more advanced than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will likely intensify.
- **Management Control** By investing in the Company, you are trusting in management discretion. You are buying voting membership unit as a minority holder. This means that the decision-making members may or may not consider the actions you wish for the Company to take. Therefore, an investor must trust the management of the company to make good business decisions that will grow your investment. The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ben Mayer, 71.9% ownership, Membership Units

Classes of securities

- Membership Units: 139,000

Voting Rights

The holders of unit of the Company's Membership Units are entitled to one vote for each unit held of record on all matters submitted to a vote of the unit holders. The holders of Membership Units purchased from this crowdfunding campaign are entitled to vote with limited power on any matter except as required under applicable law.

Distribution Rights

Subject to preferences that may be granted to any then outstanding Membership

Units, holders of Membership Units purchased from this crowdfunding campaign are entitled to receive ratably such distributions as may be declared by the Managing Members out of funds legally available therefore as well as any distribution to the unit holders. The payment of distributions on the Membership Units will be a business decision to be made by the Managing Members from time based upon the results of our operations and our financial condition and any other factors that our Managing Members consider relevant. Payment of distributions on the Membership Units purchased from this crowdfunding campaign may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid out a distribution and does not intend to pay distributions in the foreseeable future, which means that unit holders may not receive any return on their investment from distributions.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Membership Units purchased from this crowdfunding campaign are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Membership Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Membership Units purchased from this crowdfunding campaign are subject to and may be adversely affected by, the rights of the holders of unit of any series of our future Membership Units offerings and any additional interest that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Membership Unit you will have limited ability to influence our policies or any other corporate matter, including the election of Managing Members, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Vini Vidi Vici, LLC is the corporate entity operating under the brand name

Plantedpeople.com and is a limited liability company. Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Besides travel expenses all of our investment capital that has been raised was put towards programming costs. Besides a few small salaries and incentives no one on our team will take a salary until the platform is completed. If we reach our maximum raise we expect to be fully funded for 24 months.

Our operational expenses are small because all of our funds have gone to programming costs in order to finish the original platform. We believe in the big picture of great product first to solve the problems each business has and funds will come later. Our funds will go aggressively towards platform features while at the

same time growing our businesses and staff user base.

Financial Milestones

Our platform we look to complete by the start of 2019 and look to be in the black by the start of 2020. Our base platform is completed and we look to add features to the base platform which will have some up front programming costs. Very little will be wasted on marketing since we look to grow organically through social media.

Our financial projections will be driven by our user base. Businesses hire in masses twice a year. Once in the summer which we will miss slightly but also in the winters for winter resorts. However all businesses look to hire each and every day in order to fill gaps. We will be running competitions and tastings throughout the year but rather than charging a monthly fee we will only be charging for the promotional competitions and not the tastings. We want to get our platform out there and show each business what an education of products in the industry will do for their future sales. We will be charging for each job, event and competition and waiting to charge a monthly fee as well as advertising fees until our user base is substantial.

Liquidity and Capital Resources

No loans in our foreseen future.

Our burn rate is slower because we awarded points to our programming team. In addition to these funds we believe we will grow organically because a big portion of our investors will be from within the industry. This is important to us because we want our users to benefit from our success while helping out their needs throughout the industry.

We will use the funds focusing on the following areas:

- Growth marketing and building a robust CDP -- helping us to continue to understand and growing our user-base, through targeted advertising, finding more service staff, restaurants and suppliers that want to grow and socialize the service industry.
- Development and optimization of U/X -- improving our user experience for staff, restaurants, and suppliers, so that the experience is easy, smooth, and delightful
- Sales and marketing team growth -- helping us add new team members to spread the word about PlantedPeople.com as well as supporting the suppliers that are already engaged.
- We have no immediate plans to seek additional financing from a bank or applying for a line of credit. However if we feel that additional funding will be required, we will consider alternative funding through a Series A funding round and potentially a line of credit.
- We haven't requested additional contributions from shareholders

The minimum $10K raise will provide development funding to focus on finalizing both the mobile application and mentoring programs. As we receive the remaining

funds these will help expand our sales and marketing efforts to gain traction and fund UX enhancements and POS interfaces.

Indebtedness

Our company holds no debt to date but we will return the $50,000 investment from Martin and Carol Palasch when we become profitable. If we do not become profitable, we do not owe the $50,000 back. This means their money is to be returned before all other investments. We will be maintain salaries at fair market value, but most of our investments will be going towards programming of our platform.

Recent offerings of securities

- 2017-06-25, Regulation D, 39000 Membership Units. Use of proceeds: We used the funds to build the initial application and prototype and pay the developers. These funds were able to help us get live.

Valuation

$3,475,000.00

The Company's intellectual property and the value of the current advances the company has accomplished in the research and development of its main product equates to this number as a proper fair market value of the Company. We have not undertaken any efforts to produce a valuation of the Company. The price of the units merely reflects the opinion of the Company as to what would be fair market value. Based on these facts and the interest we have already garnered, we believe the valuation of the company is properly summarized.

USE OF PROCEEDS

	Min Offering Amount Sold	**Max Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (8% total fee)	$800	$8560
Net Proceeds	$9200	$98440
Use of Net Proceeds:		
R& D & Production	$5000	$50,000

Marketing	$1000	$10,000
Working Capital	$2000	$21440
Travel	$0	$5,000
Swag/Prizes	$1200	$12000
Total Use of Net Proceeds	$9200	$98440

We will use about half of our funds raised for continually building out our site, scheduling, mentoring and POS systems. We will allot about 25 percent of the funds to marketing and social media to build awareness as well as create prizes and branding. Additional costs such as insurance, legal fees, and administrative matters will take up the remaining 20% or so of our proceeds.

We predict zero travel and will concentrate more on increasing user base using social media and if we meet our 107 K goal we will look to go for a small but more personal sales strategy by introducing our platform to resorts in Denver, Vale, and Targhee as well as social media. Most of our funds will still be used to add our features list while growing our user base at the same time.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at Plantedpeople.com by Preferred CFO at the link tab labeled "Investors. " The annual reports will be available within 120

days of the end of the issuer's most recent fiscal year. Preferred CFO will make all reports available to all investors and meet all criteria required by the SEC.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vini Vidi Vici LLC

[See attached]

I, Ben Mayer, the CEO (Principal Executive Officers) of Vini Vidi Vici LLC
, hereby certify that the financial statements of Plantedpeople.com and notes thereto for the periods ending 5/1/18 and 5/3/18 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.
For the year [2017] the amounts reported on our tax returns were total income of -$40,431.86 taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5/7/18 (Date of Execution).

Ben Mayer (Signature)

CEO (Title)

5/7/18 (Date)

Vini, Vidi, Vici, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

Vini, Vidi, Vici, LLC
Index to Financial Statements
(unaudited)

Vini, Vidi, Vici, LLC
BALANCE SHEETS
as of DECEMBER 31, 2017 AND 2016
(unaudited)

	As of Dec 31, 2017	As of Dec 31, 2016
ASSETS		
Current Assets		
Bank Accounts		
Checking	$7,388.23	-$2,555.91
Savings	$0.00	$0.00
Total Bank Accounts	**$7,388.23**	**-$2,555.91**
Accounts Receivable		
Accounts Receivable	$0.00	$0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Total Current Assets	**$7,388.23**	**-$2,555.91**
Other Assets		
Intangible Assets	$2,650.00	$1,850.00
Acc Dep	-$379.00	-$203.00
Total Other Assets	**$2,271.00**	**$1,647.00**
TOTAL ASSETS	**$9,659.23**	**-$908.91**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	$0.00	$0.00
Total Accounts Payable	**$0.00**	**$0.00**
Other Current Liabilities		
Payroll Liabilities	$0.00	$0.00
Total Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$0.00**	**$0.00**
Total Liabilities	**$0.00**	**$0.00**
Equity		
Owner's Investment	$50,091.09	-$908.91
Retained Earnings	$0.00	$0.00
Net Income	-$40,431.86	$0.00
Total Equity	**$9,659.23**	**-$908.91**
TOTAL LIABILITIES AND EQUITY	**$9,659.23**	**-$908.91**

Vini, Vidi, Vici, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017		Jan - Dec 2016	
Income				
Revenue				
Sales		1,557.00		0.00
less Prizes		-1,100.00		
Total Income	$	**457.00**	$	**0.00**
Cost of Goods Sold				
COGS				
Total Cost of Goods Sold	$	**0.00**	$	**0.00**
Gross Profit	$	**457.00**	$	**0.00**
Expenses				
Accounting		328.00		
Amortization		176.00		
Mileage		1,577.18		
Conventions				
Meal and Entertainment		1,413.00		
Office Expense		1,235.00		
Programming Expense		33,057.00		
Parking and Tolls				
Supplies				
Travel		3,102.68		
Total Expenses	$	**40,888.86**	$	**0.00**
Net Operating Income	-$	**40,431.86**	$	**0.00**
Other Income				
Interest Income				
Total Other Income	$	**0.00**	$	**0.00**
Net Other Income	$	**0.00**	$	**0.00**
Net Income	-$	**40,431.86**	$	**0.00**

Vini, Vidi, Vici, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017	Jan - Dec 2016
OPERATING ACTIVITIES		
Net Income	-$40,431.86	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Startup Costs	-$624.00	-$1,647.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$624.00**	**-$1,647.00**
Net cash provided by operating activities	**-$41,055.86**	**-$1,647.00**
INVESTING ACTIVITIES		
Owners' Investment	$51,000.00	-$908.91
Net cash provided by investing activities	**$51,000.00**	**-$908.91**
Net cash increase for period	**$9,944.14**	**-$2,555.91**

NOTE 1 – NATURE OF OPERATIONS

[Vini Vidi Vici LLC] was formed on [9/30/2014] ("Inception") in the State of [_Idaho__]. The financial statements of [Vini Vidi Vici LLC.] (which may be referred to as Plantedpeople.com", are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Boise Ida].

[Vini Vidi Vici, __ We are a work placement site for the service industry that helps find employment, training and provides social media for learning.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017 The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from ___ Businesses who choose to use our members for various serving, Bartending, managing or cooking jobs as well as a monthly fee for distributors/suppliers to

showcase their products throughout the site. Suppliers pay a fee when they want to run a promotion through our site. Finally we will be charging monthly fees to use our scheduling sections as well as our POS system. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. N/A.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

We have no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. No litigation exists.

NOTE 5 – STOCKHOLDERS' EQUITY

As of 5/3/18, we currently have 139,000 Membership Units issued. No other classes of units has been issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

Our company holds no related party transcations.

NOTE 7 – SUBSEQUENT EVENTS

We have one competition planned for June and July. The participating restaurants are Barbacoa and Shore Lodge in McCall and Boise Idaho.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

What's New Discover Investments Edit My Campaign Launch an ICO NEW Meilani K.

Vini Vidi Vici LLC is pending **StartEngine Approval.**


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Investors
$0.00
Raised of $10K - $107K goal
PLANTED PEOPLE
Vini Vidi Vici LLC
Service Industry Social Platform
Small OPO Boise, ID Technology
Accepting International Investment

Overview Team Terms Updates Comments Share

"PlantedPeople.com is the new culture of the food and beverage industry."

Bartenders, managers, etc. can use PlantedPeople.com to find a multitude of job options based on their strengths and skill sets. Restaurant and bar owners and managers can easily hire from a pool of vetted, proven employees to fill the needs of their business. Supplier representatives can use PlantedPeople.com to showcase their latest products and coordinate tastings with restaurant staff. We also set the stage with PlantedPeople.com for facilitating product sales competitions between local restaurants and bars and reward service industry staff with incentives and prizes. Everyone benefits with PlantedPeople.com!




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PLANTED PEOPLE
Planted People puts the service industry resources you need at your finger tips.

What's most important about PlantedPeople.com is that we are confident that we can build a complete platform that satisfies everyone's needs in the service industry. From high-end establishments and resorts to local pubs, we believe we will be the one-stop experience for hiring, training and incentive-based promotional programs. As for the staff, we want a safe, socialized, helpful and insightful place to learn about an industry that is always changing.

As mentioned earlier, today our site is live. We can find anyone a job and place them in a temporary, part- or full-time position. Distributors and suppliers can set up a tasting both public and private with managers and staff. **PlantedPeople.com has conducted two promotional competitions and have another competition planned in June.**

Help us improve experience on all sides of the services industry. Invest in PlantedPeople.com today!

Development Stage

We are currently live with the core PlantePeople.com site. Our future road map includes capabilities for providing mentoring programs, mobile application support, POS technology and in-depth reporting. PlantedPeople.com's mentoring programs will help staff learn from the best of the best Sommeliers, Chefs and Veteran Bartenders.

Our mobile app will provide notifications for local events, help staff socialize with other staff, share recipes and connect them with their local establishments. We will research and potentially develop a point of sale with technologies that are both robust and lightweight and finally we will develop robust reporting for owners and managers to gain visibility in to their business to improve overall profitability.

The Offering

Investment

$25/share Membership Interest | When you invest, you are betting that PlantedPeople.com's future value will exceed $3.5 M.

Perks*

$100 — If you invest $100, you will receive: Beer Key w/Logo

$200 — If you invest $200, you will receive: Planted People Double hinged wine key with Logo

$350 — If you invest $350, you will receive: A Stainless Steel Connoisseur Martini Shaker w/Logo

$500 — If you invest $500, you will receive: Stainless steel thermal insulated water bottle.

$750 — If you invest $750, you will receive: Kronies Wireless Earbuds with Planted People Logo.

$1,000 — If you invest $1,000, you will receive: An Aerato Wine Decanter with areator.

$5,000 — If you invest $5,000, you will receive: Wireless Sonos Speaker with Planted People Logo

$10,000 — If you invest $10,000, you will receive: A Red Case of Napa Valley Wines with Planted People Logo.

$50,000 — If you invest $50,000, you will receive: Three full nights at a Napa winery w/airfare and tastings at premier wineries throughout the day.

NOTE: You will receive every prize under the lesser amounts. So if you invest $1,000 you will receive the $750, $500,and 200 prizes etc.

**All perks occur after the offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary*** *below.*

Quality, like-minded individuals with a fondness for learning their craft should be able to work any place, any time, anywhere in the world.

What We Have Accomplished So Far

- In 2017 we used an early prototype of PlantedPeople.com and conducted two staff incentive competitions. One staff incentive was for Glacier 45 vodka, in which we increased their sales for the two-month period by nine times from the year before.
- The second staff incentive we ran was for Young's Market Distributing. The products sold were Don Q, which we gave placement in the restaurant, and Hangar One Vodka, which we sold 12 times the amount from the year before during the months of the staff incentive.
- Using an MVP version of PlantedPeople.com, we helped fill staffing needs for Winter Carnival in McCall, Idaho, at the end of January.


GLACIER
45
PEPPER
GLACIER
45
HUCKLEBERRY
GLACIER
45
VODKA

Crowdfunding is the best avenue for investment with our company, because we want our success to be driven by workers within the service industry. They understand the struggles and difficulties throughout the industry that people from the outside often do not see.

Young's Market Company

"We used PlantedPeople.com in August and September of 2017. We ran a promotion at Barbacoa Restaurant in Boise, Idaho. Barbacoa decided to sell Don Q rum as well as all of the Hangar One Vodka products. The highlights and benefits of this competition were not only placement of Don Q Rum, but also the selling of multiple cases of Don Q Rum. Hangar One Vodka was even a better success with increases of sales of 12x from the prior year. We would definitely use their services again."

Garth Midnight C.S.S.

Territory Manager-Youngs Market Distributing


SERRALLES
DonQ
CRISTAL


Hangar 1
Hangar 1
Hangar 1
Vodka
Hangar 1


Premium
PUERTO RICAN RUM

- New spirit companies have a hard time promoting their brands. Planted People provides a platform to get in front of the industry that pushes their products.
- Private Staff Tastings, as well as public tastings, for people to learn these products are readily available.
- We provide staff profile boosts just for attending a tasting.
- We provide prizes for selling products while also helping to promote a company's brand.

Our Products


Invest in Startups You ♡ - Equity Crowdfunding | Wefunder
Investment Opportunities for Everyone | StartEngine
https://www.plantedpeople.com
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Planted People
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6232 W. Villa Park St
Boise ID US 83702
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Event Name *
Saturday Wedding
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Start Date
4/17/2018
Start Time *
2:00 PM
End Date
4/17/2018
End Time *
4:00 PM
Description *
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PLANTED PEOPLE
Ben Mayer
Boise, Idaho Area
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Phone
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Overall rating
46
Business
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Our new dashboard allows you to look at upcoming tasting events, your jobs, and events that you have scheduled, as well as any incentive competitions that you are currently entered in.



Learn how beer is created so your employers know you have had some hands on experience inside a brewery.

Work Weddings, Catering Gigs, and Look for Full Time Work







Create a wider skill set from what other people have learned through their years at work. Learn different techniques and recipes.



How is Planted People Unique?

- PlantedPeople.com has its own staff ranking and profile system based on peer reviews and job history.
- We offer health insurance for our members which most restaurants do not offer.
- Attend public and private tastings of spirits, wines and beer and receive ranking profile hikes for your participation.
- Participate in staff incentives showcasing products and compete for prizes.
- Learn from veteran bartenders, sommeliers and chefs throughout the industry.
- To our knowledge, there hasn't been a social media platform that specifically caters to the service industry. PlantedPeople.com focuses on bringing employees, owners and suppliers together.



Look how easy it is on Plantedpeople.com to create a tasting.





As a distributor or supplier you can showcase your products to staff in a public or private tasting setting. Give the service industry a full understanding of your products and see your products move better in each restaurant.



Using our Social Media you can track stings making sure you are carding correctly, link drink recipes that you've created to businesses that you've worked at, and showcase the skills you've learned throughout your career. We have a realistic and comprehensive social media site used within the service industry.



Learn from master sommeliers and learn proper techniques on serving wines.


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- Requires attention
- Upcoming 48hrs
- Everything ok
EVENTS
JOBS
TASTINGS
COMPETITIONS
Pending tastings
Planted People
Tasting Ben's Vodka
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Employees
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Products
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Venue:
Pending acceptance

Create public tastings months out in advance so people show up to your tastings. No more mass emails to random people. You have a captivated audience.







Go to wineries and learn about the process of viticulture first hand and receive credit on your profiles.

How Our Products Are Different From the Rest

We understand that **finding quality help and achieving less turnover in your restaurant or resort will lead to a higher success rate** and, more importantly, higher profitability.

The more a staff understands about the products you provide, the more successful they will be. Connecting with a community to learn more about the products in every restaurant, resort, and bar leads to a better over all service.

We bring staff, businesses and suppliers together in a single socialized platform specifically tailored to the service industry. We are changing the service industry to make it better for staff, businesses, and ultimately consumers.





Overall rating
46
Rating Breakdown
Technical

Vetted Rankings

To our knowledge, we are the only ranking and incentive-based system on the market for the service industry.



Find Jobs in Your Area

Our resources help you discover your next employment opportunity.



Increased Profitability

We believe the more your staff knows, the better experience each patron has.



More money

The more shifts available at the click of a button, the more money you can earn.

Our Market and Industry

I learned this industry from mentors who were the **very best at bartending, serving, and managing**. Unfortunately, staff today are not mentored or trained the way they were 10 years ago. A new style of learning has evolved, and technology is the best method for today's and future generations. At PlantedPeople.com, we believe **we've mastered this new paradigm** and will continue to evolve to meet the needs of the industry.



Dishwashers, 536,000.00, 8%
Managers, 322,000.00, 4%
Hosts, 398,000.00, 6%
Cooks , 2,419,000.00, 35%

Restaurant Industry in the U.S. – Statistics & Facts – Statista:

- Total US restaurants industry food and drink sales – $709.24 B
- Number of employees in the US restaurant industry – 14.01 M
- Number of meals purchased at a restaurant in the US – 194 per person, per last year

National Restaurant Association – News & Research, Facts at a Glance:

- 1.7 million new restaurant jobs created by 2026
- 10% of workforce as part of the overall US workforce
- 9 in 10 restaurant managers started at entry level
- 8 in 10 restaurant owners started in their industry careers in entry-level positions

2016 National Restaurant Industry Pocket Fact book – National Restaurant Association:

- 2016 Sales Projections – Commercial Restaurant services: $782.7 B
- Eating Places: $536.2 B
- Bars and Taverns: $19.9 B
- Managed Services: $50.89 B
- Lodging Places: $39 B


Bartenders,
614,000.00, 9%
Servers,
2,604,000.00,
38%
2016 - Service Industry - Top Employees
Top employees represents 57% target audience




Caterers,
$8,121,352 , 1%
Bars and
Taverns ,
$19,906,875 ,
4%
Snack and
nonalcoholic ,
$38,329,894 ,
7%
Buffets,
$7,236,519 , 1%
Full Service ,
$259,208,599 ,
47%
Quick Service,
$223,314,284 ,
40%
2016 Restaurant-Industry Food and Drink Sales
Target market represents over 52% of projected industry revenue

- Retail, Vending, Recreation, Mobile: $74.4 B
- 2016 Sales Projections – Noncommercial Restaurant Services: $59.6 B
- Industry Employment Growth: 2016 – 14.4 Million 2026 – 16.1 Million
- Half of all adults have worked in the restaurant industry at some point in their lives
- 1 in 3 Americans got their first work experience in a restaurant
- Sales per full-time equivalent employee at eating and drinking places in 2015 were $76,777

National Restaurant Association Educational Foundation – Workforce Research:

- 64% of restaurant employees enrolled in 4-year college are bartenders
- 49% of restaurant employees enrolled in 4-year college are restaurant managers
- 41% of restaurant employees enrolled in 4-year college are servers
- 48% of business operations employees are enrolled in grad school
- 45% of chefs or cooks enrolled in hospitality or culinary arts programs
- 72% of students plan to continue to work in restaurant business operations after graduation
- 69% of students plan to continue to work in restaurant as chef or cook after graduation
- 56% of students plan to continue to work in restaurant as managers after graduation

National Restaurant Association Educational Foundation – Workforce Research:

- $50,000 is the median base salary of chefs and cooks
- $47,000 is median base salary of restaurant managers
- $16.13 is the median hourly pay of servers with tips
- 86% of restaurant employees ages 25-34 have advanced to a higher paying job in the industry

What Makes Our Team Special

"As the CEO, I cannot claim to know everything about the service industry, but in the past 18 years I have learned why many establishments struggle and others thrive. We can't fix a person's work ethic, but we can certainly provide them with a much better platform to learn and share their experiences with the new and upcoming people wanting to enter the service industry."

Ben Mayer, CEO

"Ben and I have been in alignment since we first founded PlantedPeople.com. We believe that helping people is our key focus in helping change the service industry. He's been involved in new startups and established companies and played multiple roles including senior product management, sales and marketing management, relationship management, IT management, hardware and software design and development."

John Baisch, COO



We have three full-stack programmers working with us on our platform, and they have worked with each other for several years on different projects. Jorge Padula is our Senior Programmer along with programmers Sergio Baldani and Gaston Cavallo. Team chemistry is a big reason why they are a successful programming team.

Invest in Planted People Today!

We believe that if you invest in our company you will be helping a single mom to make ends meet by finding a second job, or helping a college student find work that fits into their school schedule. You will be helping a bar back become a bartender so much faster than when they would have. You would be giving a motivated and hardworking dishwasher an easier route to become a prep cook. These great things are made much easier and readily available using this platform and we

PLANTED PEOPLE

hope you will come join us.

The road doesn't stop here, we have so many more things that we believe can improve this platform that this industry needs. With your help we will reach our goal of being in every restaurant, resort and bar.



July 2015


PLANTED PEOPLE

We conceived the idea and began programming

Focused on prototyping the platform to capture market feedback. An early stage MVP.

January 2017



We launched Version 1.0 of our site!

We helped staffing needs for Winter Carnival in McCall, Idaho

February 2017



We began perfecting our hiring portion of our site

We began adding features like pick 5 people per position to give businesses more choices.

August 2018



Anticipated Future Features

Working with Health Insurance companies to find every member in the service industry affordable health care.

August 2018



Anticipated Future Features

Finish Programming our mobile application. Begin Programming our Social Media and sharing portions of our site.

December 2018



Anticipated Future Features

Begin our mentoring sections so veterans, sommeliers and Chefs can teach the future employees in the industry. Crowd-Funding pays for each person and event.

2019



Anticipated Develop POS and Scheduling capabilities

Begin our own POS and Scheduling systems for each business to use.

April 2019



Anticipated User Number Goals

Active Users Front of the House Users-20,000 Back of the House Users-5,000

October 2019



Anticipated Number of Users Goal

Active Users Front of the House-50,000 Back of the House-10,000

2020



Anticipated Start Charity of our Choice

I've always wanted to be involved with a charity of our choosing that has the same ideals and views as our team.

April 2020



Anticipated Active Users

Active User Base Front of the House-100,000 Back of the House-35,000

Meet Our Team



Ben Mayer



John Baisch

President, CEO and Manager

Ben has served as as the full time President, CEO and Director of Planted People since inception in 2014. He is an entrepreneur with 18 years of bartending and managing experience in the service industry. Ben holds a Biology degree.

Vice-President, COO and Manager

John has served as the part time VP, COO and Director o Planted People since 2014, spending about 15 hours a week with the company. He has 30+ years in product management and sales. 2018 - Sr. Product Manager, Healthwise, Inc. (Full time) 2012-2018 - SVP Sales & Marketing, Kordata, LLC 1997-2012 - Sr. Strategic Product Manager, HWCS, Inc.



Jorge Padula

Senior Programming Manager

Full Stack Developer



Sergio Baladani

Programmer

Full Stack Developer

Gaston Cavallo

Programmer

Full Stack Developer

Offering Summary

Maximum 4,280 shares of Membership Units ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 400 shares of Membership Units ($10,000)

Company	Vini Vidi Vici LLC dba Plantedpeople.com
Corporate Address	6232 W. Villa Park St. Boise ID, 83703
Description of Business	We connect and find work for the service industry.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$25.00
Minimum Investment Amount (per investor)	$100.00

Perks

$100-If you invest $100, you will receive: Beer Key w/Logo

$200 — If you invest $200, you will receive: Planted People Double hinged wine key with Logo

$350-If you invest $350, you will receive: A Stainless Steel Connoisseur Martini Shaker w/Logo

$500 — If you invest $500, you will receive: Stainless steel thermal insulated water bottle.

$750 — If you invest $750, you will receive: Kronies Wireless Earbuds with Planted People Logo.

$1,000 — If you invest $1,000, you will receive: An Aerato Wine Decanter with areator.

$5,000-If you invest $5,000, you will receive: Wireless Sonos Speaker with Planted People Logo

$10,000 — If you invest $10,000, you will receive: A Red Case of Napa Valley Wines with Planted People Logo.

$50,000-If you invest $50,000, you will receive: Three full nights at a Napa winery w/airfare and tastings at premier wineries throughout the day.

-You will receive every prize under the lesser amounts. So if you invest $1,000 you will receive the $750, $500,and 200 prizes etc.

**All perks occur after the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Vini Vidi Vici LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Membership Units at $25 / unit, you will receive 1 bonus Membership Unit, meaning you'll own 11 units for $250. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Vini Vidi Vici LLC to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

1st Video Transcript:

Restaurants and bars are a three trillion dollar a year industry.

But, with the booming industry comes with many challenges.

For businesses, employees, and suppliers,

Challenges for service staff looking for good full or part-time work,

Challenges for restaurants and bar managers looking for great staff, and

Finally, challenges for suppliers looking to sell and promote their best spirits and products without being intrusive.

Planted People is the innovative solution that solves these challenges and more!

So what is Planted People?

Planted People brings in a new era of socializing the service industry.

Our specialized algorithms help restaurants, bar and catering managers find the best of the best employees for full-time, part time or even temporary event service.

Industry staff can find new work or pick up a shift on-demand for almost any type of event.

From local events to Resorts, anywhere, anytime, all with the click of a button.

Planted People also helps service industry suppliers who use Planet People's social network to promote their products, tastings, competitions and focused advertising.

Want to learn more?

Sign up today to see how planted people is truly the one-stop solution that is revolutionizing the service industry.

Second Transcript for Tastings Video on Story:

Plantedpeople wants to help you train every individual on the products you provide. To invite restaurant and bar staff to attend your public tastings click on the your feed button at the center of your work space then click "create tastings event" enter a description of the tasting and add brief overview of the product or products you'll present that you will be tastings at the event, remember, your products have been previously added so be brief in this section. Next choose the venue that you wish to host your tastings as well as the date and time. Click next and choose the option tastings for industry levels and choose the 100 200 and 300 levels. The beginning level of 100 is everyone with a willingness to learn. 200 levels are for servers, bartenders and managers and 300 levels are only for the decision makers that determine whether to place your products. After you've created the tastings the venue you've selected will be notified to either accept or reject the tasting invitation. Once approved the tasting invitation

will be sent out to each individual you choose. All you have to do is show up the date and time of the invitation and promote your products.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATINGAGREEMENT

OF

VINI VIDI VICILLC

Effective May 1,2015

(A manager-managed limited liabilitycompany)

TABLE OFCONTENTS

Page

The undersigned members of ViniVidiVicillc("**Company**"), in consideration of its terms,enter into this Operating Agreement ("**Agreement**") as of May 1, 2015 ("**Effective Date**") and agree asfol-lows:

Article 1:Formation

Formation. The Company isorganized as an Idaho limited liability company pursuant to the provisions of the Idaho LimitedLiability Company Act, Idaho Code § 53-601 etseq. ("**Act**"), and the provisions of thisAgreement. The Company will be managed by theManagerof the Company and not the Members ofthe Company. The Company intends to beconsid-ered an S-Corporation for federal incometax purposes.

Name. The name of the Company isViniVidiVicillc,andtheCompanywillconductits business under thatname.

Members. The initial members ofthe Company, together with each such personad-mitted as a new member are referencedcollec-tively as the "**Members**" and individually asa "**Member**." The names, contributions ofproper-tyandUnitsoftheMembersoftheCompany are set forth in Schedule1.3.

Units. Each Member owns Units inthe Company. "**Units**" are a representation ofeach Member's "limited liability companyinterest" within the meaning of the Act, and includethose Units issued to each Member set forthin Schedule 1.3 and any other Unit issued toei-ther existing or new Members after theEffective Date.

Percentage Interest. EachMember's Units can also be expressed as aPercentage Interest. "**Percentage Interest**" meansa Member's ownership interest and votinginterest in the Company expressed as a percentage that is determined by dividing the numberof Units held by the Member by the total number of outstanding Units owned by all theMembers.

Business of Company. The business ofthe Company is to (i) research, develop, patent,pro-duce, distribute, market, license and sellmechani-cal mechanisms; and (ii) transact any otherlawful business permitted under theAct.

Management of Business. Managementof the business and affairs of the Company isvested in one or more managers ("**Manager**"), who have the right and authority to manage and directthe business and affairs of the Company and tomake any decision with respect to themanagement. Benjamin Mayer is the initial Manager. AManager has the authority to delegate managementrespon-sibilities to an agent as long as the Managerretains ultimate responsibility for the affairs of theCompa-ny.

Registered Agent and Office. Theinitial registered agent for the service of process isBen-jamin Mayer. The registered office is thelocation reflected in the Articles of Organization as filedin the office of the Idaho Secretary of State.The Company may change the registered agent orof-fice through appropriate filings with the IdahoSec- retary ofState.

Principal Office. The principal office ofthe Company is located at 2101 W. Jefferson St.,Boi-se, ID 83702, or such other location as theManag-er determines.

Articles of Organization. The Articlesof Organization of the Company were filed withthe Idaho Secretary of State on September 10,2014. The Members must execute any otherdocument (including amendments to the Articles ofOrganiza-tion) and take any further action that isappropriate tocomplywiththerequirementsoflawforthefor- mation or operation of a limited liability companyin any state or county where the Companyconducts its business.

Liability of Members and Manager. The liability of Members and any Manageris limited as provided in the Act, regardless ofany participation in management of theCompany.

1.11.1 Breach of Duty. Unless thereis breach of the duty of care under Sections 2.3or 4.10 or the duty of loyalty under Sections 2.4or 4.11, no Member or Manager of the Company is personally liable to the Company orany Member or Manager for monetary damagesfor breach of any duty arising under theAct.

1.11.2 Third Party Liability. Noperson, by virtue of the person's status as aMember or Manager of the Company, is liable toany third party under any judgment, decree ororder of a court, or in any other manner, for anydebt, obligation or liability of the Company,whether arising in contract, tort, or otherwise, or forthe acts or omissions of any other member,manager, agent or employee of the Company.Personal liability may not be imposed onany Member or Manager for any debt, obligationor liability of the Company because of theCompany's failure to observe any formality orrequirement relating to the exercise of themanagementofitsbusinessunderthisAgreementor theAct.

Status of Limited Liability Companyas Separate Entity. The Company is anentity separate and independent from any MemberorManager. As evidence of its separatestatus:

Identification. To theextent reasonably practicable, the Company mustbe specifically identified as "ViniVidiVicillc" inany writing containing its name, including,without limitation, any Company stationery,invoice, business card orcheck.

Financial Accounts. TheCompany must maintain its financial accountscompletely separate from those of any Memberor Manager.

Commingling. No Memberor Manager may commingle his funds withthe funds of theCompany.

Personal Use of Funds. NoMemberorManagermayuseCompanyfundsforpersonalpurposes.

Company Use of Funds.The Company may not use personal funds of anyMember or Manager for the Company's businesspurposes.

Personal Liability. No Memberor Manager may represent or imply to any personthat any Member or Manager is personally liable forany obligation of theCompany.

Title to Company Property. Anyproperty owned by the Company, whether real orpersonal, tangible,orintangible,includingbutnotlimitedto money, confidential, or proprietary informationof the Company, other matters entrusted to anyper- son as a result of the person's status as aMember or Manager, and any legal or equitable interestin the property (collectively, "**Property**") is ownedby the Company. No Member, individually, mayhave any ownership interest in anyProperty.

Article 2: Rights and Duties ofMembers

Voting Rights of Members. TheMembers have the right to vote on all matters set forth inthis Section 2.1. Matters are to be decided by thema-jority or unanimous affirmative vote of the Unitsof the Members as set forth in this Section 2.1.Each Member has the number of votes equal tothe Member's Units as determined in Sections1.3.

Majority Approval for MostMatters. The actions that require majority approvalof the Members are thefollowing:

(a) Outside Ordinary Course. Conduct ofany activity outside the ordinary course ofbusiness transacted by theCompany.

(b) Contracts. Contracting or incurringany liability for or on behalf of the Company in theordinary course of business of the Company inexcess of$1,000.

(c) Borrowing. Borrowing money for oron behalf of the Company, or the mortgaging,deeding

in trust, pledging or otherwiseencumbering Property to secure repayment of themoney borrowed, involving an amount in excess of $1,000 at any onetime.

(d) Capital Improvement. Committing the Company to any improvementinvolving capital expenditure in excess of$1,000.

*(e) Business Combination.*Merging, consolidating, or combining the Companywith anotherentity.

(f) New Member. The admission ofa New Member to theCompany.

(g) Amendment. Any amendmentto this Agreement.

Unanimous Consent forCertain Matters. Any action that requiresthe unanimousconsentofalloftheMembersare thefollowing:

(a) Insider Transactions. Anytransaction with a Member or Manager, or an Affiliate ofa Member or Manager including, but not limited to,theapprovalofortakingofanyactionre-garding any contract or transaction witha Member, Manager, or an Affiliate of aMember or Manager, or in which a Member, Manager,or anAffiliateofaMemberorManagerhasadi-rect economic interest. An "**Affiliate**"includes (i) a member of the immediate family ofthe Member or Manager, (ii) any corporation,partnership, limited liability company, or otherentity in which the Member or Manager has aninterest (whether or not the interest is acontrolling interest), (iii) any trust of which the Memberor Managerisabeneficiary,and(iv)anyshare-holder, partner, member, beneficiary orother person or entity with an ownershipinterest, beneficial interest, or other interest in theMem- ber orManager.

(b) Company Continuation. Thecontinuation of the Company after a DissolutionEvent described in Section10.2.

(c) Unauthorized Acts. Theauthorization ofaMemberorManagertodoanyactonbehalf of the Company that contravenes thisAgreement.

Approval Not Required forActions of Manager. Any action set forth inSection 4.6 is within the authority of Manager and doesnot require the approval of theMembers.

2.1.4 Determination of aMajority. Whenever under the Act or the Agreementany matterisrequiredorallowedtobeapprovedbya majority, the matter is approved or consentedto upon the receipt of the affirmative approval orconsent,eitherinwritingoratameetingoftheMembers,ofmorethan50%oftheUnitsoftheMem- bers entitled to vote on the matter ("**Majority**").The votesofthefollowingarenottobeconsideredfor the purposes of determining a Majority: (i) AnyAssigneeofUnits,(ii)inthecaseofanyapprovalto withdraw where consent of the remainingMembers is required, the dissociating Member, and (iii) inthe case of votes to terminate a Member's status asa Manager, the Member who is the Managersubject to thevote.

Member's Compensation andExpenses. No Member is entitled to any compensation forperformance of services required by virtue of aMember's status as a Member. Any Member mayre-ceive reasonable direct or indirectcompensation from the Company for any service rendered orto be rendered, goods or property furnished, orother consideration provided to the Company.Any Member is entitled to prompt reimbursement for any direct expense incurred on behalf of theCom- pany including, but not limited to, anyorganization-al expense and authorized out-of-pocketexpense.

Member's Duty and Standard of Care.A Member's duty of care to the Company and tothe otherMembersinthedischargeoftheMember's duties to the Company including, but not limitedto, the winding up of the Company's affairs, is limited to not (i) engage in grossly negligent orintentional misconduct,(ii)actinbadfaith,or(iii)commita knowing violation of law. In discharging any duty,a Memberisfullyprotectedinrelyingingoodfaith upon the records required to be maintainedunder this Agreement, and upon any information,opinion, reportorstatementbyanyManager,otherMem-

ber, agent or other person as to any matter(i) the Member reasonably believes is withinthe person's professional or expertcompetence and (ii) has been selected with reasonablecare by or on behalf of the Company. Thisincludes any information, opinion, report or statementas to the value and amount of any asset,liability, profit or loss of the Company, or any otherfact pertinent to the existence and amount ofassets from which distributions to Membersmight properly bepaid.

Member's Duty and Standard ofLoyal-ty. A Member's duty of loyalty to theCompany and to the other Members in the dischargeof the Member's duties to the Company,including the winding up of the Company's affairs,in-cludes:

(a) Account. Account to theCompany and (except with respect to a transactionper-mitted under Section 2.5) to hold as trusteefor the Company any Property, profit or benefitde-rived by the Member, including theappropria-tion of a Company opportunity, from anytrans-action connected with the conduct orwinding up of the Company's business or from anyuse of theProperty.

(b) Fairness. Act fairly when dealingwith the Company as, or on behalf of, a partyhaving an interest adverse to theCompany's.

(c) Good Faith. Perform theMember's obligations and exercise the Member'srights consistent with the duties of good faith andfair dealing.

(d) Non-competition. Refrain fromcom-peting with the Company in the conduct ofthe Company's business before the Companyis dissolved.

Conflicts of Interest. A Memberdoes not violate a duty or obligation to theCompany merely because the Member's conductfurthers the Member's own interest. The rights andob-ligations of a Member who transactsbusiness withtheCompanyarethesameasthoseofa personwhoisnotaMember,subjecttoother applicable law. No transaction with the Companyis voidable solely because a Member has a director indirect interest in the transaction if either (i)the transaction is fair to the Company or (ii) aMajority of the disinterested Members, knowing thematerial facts of the transaction and the Member'sinterest, authorize, approve, or ratify thetransaction.

Loans from Members or Affiliates.A Member or an Affiliate may make a loan tothe Company on the terms and conditions aMajority (excluding the interested Member) determines tobe fair and reasonable, provided that the interestrate payableonanyloandoesnotexceedthehighest interest rate of the interest rates paid by the Com- pany on any loan from a person or entity otherthan a Member or an Affiliate. Any Member orAffiliate who makes a loan to the Company (except asmay be provided otherwise by the terms andconditions oftheloan)hasthesamerightsandobligations withrespecttotheloanasapersonwhoisnota Member or Affiliate. The amount of any loanmade to the Company, or guaranteed or otherwisear- ranged, by a Member is not an increase inthe Member's capital contribution or a contributionto the Company. The making of a loan does notenti-tle the Member to an increased share of anyprofit, loss or distribution to be made under thisAgree-ment.

Member's Time Commitments.Each Member will decide how much time to devote tothe business that is necessary for the efficient opera-tion of the Company'sbusiness.

Representations and Warranties.Each Member and, in the case of an organization,each person executing the Agreement on behalf ofthe organization, represents and warrants to theCom-pany and each other Memberthat:

Member Organization. If aMem-berisanorganization,theMemberisdulyorga-nized, validly existing, and in good standingunder the law of its state of organization and that it has fullorganizationalpowertoexecuteandagreeto the Agreement and to perform the Member'sduties and obligations under theAgreement.

Investment Purpose.The Member is acquiring Units for theMember's own account as an investment and withoutthe intent to sell or distribute theUnits.

2.9 Information Relating to Company. Each Member or an authorizedrepresentative, at the requesting Member's expense, hasaccess to and may inspect and copy, duringordinary business hours, any book or record ofthe Company.

Article 3: Meetings ofMembers

Annual and Special Meetings. Thereis no requirement that the Members hold annual or special meetings pursuant to thisAgreement. Any Member or Members holding at least25% of the Units held by Members or aManager maycallanannualorspecialmeetingofthe Members.

Notice of Meetings. Except asprovided in Section 3.4, the Members must be notifiedof the place, day, and hour of the meeting andthe purpose for which the meeting is called.The notice must be delivered not less than 10,nor more than 60, days before the date of themeeting.

Place of Meetings. The place ofthe meetings is the principal office of theCompany specified in Section 1.9 unless a Majorityagree on another location.

Meeting of All Members. If all ofthe Members meet at any time and place andconsenttotheholdingofameetingatsuchtime andplace,themeetingisvalidwithoutcallor notice, and at the meeting any lawful action may betaken.

Telephonic Meetings. Any Member may participate in any meeting by telephoneor other electronic means. The Member so partici-pating may vote if no other Members raiseob-jection as to the Member'sidentity.

Record Date. The date on which thenoticeofthemeetingiseffectiveorthedateon which the resolution declaring a distributionis adopted is the record date for thedetermining Members entitled to (i) notice of, or to vote at,any meeting of Members or any adjourned meetingor (ii) receive payment of any distribution. Whena determinationofMembersentitledtovoteatany meeting of Members has been made underthis section, the determination also applies to anyadjournment.

Quorum. A Majority, represented inperson or by proxy, is a quorum at any meeting ofMem- bers. If there is no quorum at a meeting, amajority of Units represented may adjourn the meeting fora period not to exceed 60 days without furthernotice. Iftheadjournmentisformorethan60days,orif after the adjournment a new record date is fixedfor the adjourned meeting, each Member of recorden-titled to vote at the meeting must be notified ofthe new meeting date. At the adjourned meetingat which a quorum is present or represented, any business may be transacted which might have been transacted at the original meeting.Members present at a duly organized meeting maytransact business until adjournment, even if Members,who hold a number of Units the absence of whichwould cause less than a quorum to be present,withdraw from themeeting.

Manner of Acting. If a quorum is present, theaffirmativevoteofaMajorityistheactofthe Members, unless the vote of a greater orlesser proportion or number is otherwise required bythe Act, the Articles of Organization, or thisAgreement. If the vote of the Members results in a tie, thenthe mattervotedonisnotpassedandthereisnoac- tion taken by the Members or theCompany.

Proxies. At any meeting of Members,a Member may appear and vote in person or by proxy executed in writing by the Member.Each Member may authorize any person to act forthe Member by proxy on any matter in which theMem- ber is entitled to participate. The proxy mustbesigned, dated and filed with the Company beforeor at the time of the meeting. No proxy is validafter twelve months from the date of itsexecution.

Action by Members Without aMeeting

.Actionrequiredorpermittedtobetakenata meeting of Members may be taken withouta meeting if the action is evidenced by oneor more written consents describing theaction taken, signed by a Majority, and delivered tothe Company for inclusion in the minutes or forfil-ing with the Company records. Actiontaken under this Section is effective when aMajority have signed the consent, unless theconsent specifies an earlier or later effective date.The record date for determining Members entitledto takeactionwithoutameetingisthedatethe first Member signs theconsent.

Waiver of Notice. When any noticeis required to be given to any Member, a waiverof the notice in writing signed by the personenti-tled to the notice, whether signed before, at,or after the time stated in the notice, isequivalent to the giving of thenotice.

Article 4: Management

Management. Except as otherwisepro-vided in this Agreement, any determination,de-cision, approval or action affecting theCompa-ny and its business and affairs are to bedeter- mined, made, approved or authorized bythe Manager. Subject to the limitations set forthin this Agreement, the Manager has the soleand exclusive right and power to manage thebusi-ness of the Company and to do all thingsnec-essary or conVinient to carry out thebusiness and affairs of the Company. The Managerhas any right or power possessed by Membersun-der the Act including, without limitation,the rights and powers described in thisArticle.

Manager Decisions. If there is onlyone Manager, the Manager has the sole powerand authority to act as the Manager. If thereare two Managers, they must act byunanimous consent. If there are three or moreManagers, the Managers act by majority innumber.

Number of Managers. TheCompany initially has one Manager. Thereafter thenum-ber of Managers of the Company will befixed by vote of a Majority. In no instance maythere be less than one Manager. If a persondesig-nated as a Manager ceases to be a Manager,then the Members must elect one or moreManagers pursuant to Section4.4.

Term of Office; Election of Manager.A Manager will serve as a Manager until (i)replaced by vote of a Majority, either at a meeting ofthe Members specifically called for such purpose orby written consent; or (ii) the earlier termination ofthe Manager's status as a Manager under Section 4.12.

Authority of Manager. Unlessotherwise provided in this Agreement or by resolution ofthe Members, (i) a Manager has the power andthe right to do all things necessary or convenient tocar- ry out the business and affairs of the Companyun-der the Act, and (ii) management decisions donot require the consent and agreement of theMem- bers. The Manager's authority includes, but isnot limited to, the powerto:

(a) Manage. Manage theCompany.

(b) Acquire Property. Acquire bypurchase, lease, or otherwise any real or personalproperty from any person, including an Affiliate of aMember.

(c) Operate. Operate, maintain, finance,im-prove, construct, own, lease, grant options, oroth-erwise manage any real or personalproperty.

(d) Dispose. Sell, convey, assign,mortgage, lease, grant options, or otherwise transfer anyin-terests in real or personalproperty.

(e) Contracts. Execute and performany agreement, contract, document, insurance,certifi-cation, deed, lease, mortgage, deed of trust,mort-gagenote,promissorynote,billofsale,orother instrument, and make any truthful representationor warranty, in connection with themanagement, maintenance, operation, transfer, conveyance,or encumbrance of the Company or any of theCom-pany's Property.

(f) Debt. Incur indebtedness andborrow money from and issue evidence of indebtedness to a financial institution, Member, Manager, oraffiliate of a Member or Manager; secure theindebtedness

by mortgage, pledge, or other lien on anyCompanyProperty;prepayinwholeorinpart,re-finance, recast, increase, modify, or extendany indebtedness of the Company or affectingthe Company's Property; and execute anyextension or renewal of any encumbrance on anyof the CompanyProperty.

(g) Funds. Hold the Company'sfunds, open and maintain bank accounts,determine the signatories on bank accounts, investCompany funds temporarily in time deposits,short-term governmental obligations, commercialpaper or other short-term investments, anddistributefundstotheMembersbywayofcash, income, return of capital, or otherwisedistribute Property according to the provisions ofthis Agreement.

(h) Employees. Contract on behalf ofthe Company for the employment and servicesof employees and independent contractorsincluding, but not limited to, lawyers andaccountants, and delegate to those persons the duty tomanage or supervise any of the Property oroperations of theCompany.

(i) Redemption. As approved by aMajority, cause the Company to purchase orredeem any Member's Units.

(j) Claims. Institute, prosecute,defend, settle, compromise, and dismiss anyclaim, lawsuit or other judicial or administrativeproceeding brought by or in behalf of, oragainst, the Company, Members, or Managers, andto engage counsel or others in connection withthe proceeding.

(k) Any Other Action. Take, orrefrain from taking, any action, not expresslyproscribed or limited by this Agreement, as maybe necessary or appropriate to accomplishthe purpose of theCompany.

Reliance on Manager. Any persondeal-ing with the Company may rely (without dutyof further inquiry) upon a certificate signed byany Manager asto:

(a) Identity. The identity of any Memberor Manager.

(b) Facts. The existence or nonexistence of any fact which is a condition precedent to an actby aManagerorwhichisinanyothermannerger- mane to the affairs of theCompany.

(c) Authority. Any person who is authorized to execute and deliver any instrument ordocument of theCompany.

(d) Other Actions. Any act or failure to actby the Company or any other matter involvingthe Company or any Member orManager.

Manager's Signatures on Documents.Un-less otherwise provided in this Agreement orby resolution of the Company, the signature ofthe Manager (the number of signatures required areas provided in Section 4.2) is necessary andsufficient to(i)conveytitletoanyrealorpersonalProperty owned by the Company, (ii) execute anypromisso-ry note or other instrument of indebtedness, or(iii) execute any trust deed, mortgage, securityagree-ment or other hypothecation instrument. A copyof thisAgreementmaybeshowntotheappropriate party to confirm a Manager's authority. TheMem- bers appoint a Manager as their attorney-in-factfor the execution of the documents on behalf ofthe Members.

Reporting to Members. The Managermust render true and full information of any matteraffecting the business or affairs of the Company toeach Member and to the legal representative of anydeceased Member or Member under legaldisability.

Manager's Standard of Care. AManager's duty and standard of care to the Company andto the Members in the discharge of the Manager'sdu-ties are the same as a Member's duty andstandard of care set forth in Section2.3.

Manager's Standard of Loyalty. AManag-er's duty and standard of loyalty to theCompany and to the Members in the discharge of theManag-er'sdutiesarethesameasaMember'sdutyand standard of loyalty set forth in Section2.4.

Compensation ofManager.

Expenses and Services.A Manager must be reimbursed for anyreasona-ble expense incurred in managing theCompa-ny. If so decided by a Majority, a Manageris entitled to compensation for services provided to the Company under the terms decided bythe Majority.

Compensation Not ADistribution. If compensation is paid to a Managerwho is a Member, the compensation is paid asa guaranteed payment for management andother services rendered to the Company. To theex-tent compensation to a Manager who isa Member is authorized pursuant toSection 4.11.1, the compensation is cumulative and isa debt of the Company to the Manager to theex-tent not paid in any taxable year. Anyamount paid under this Section 4.11 is intended to bea guaranteed payment within the meaning of Sec- tion 707(c) of the Internal Revenue Code,as amended ("**Code**"), and may not be treated as a distribution for purposes of computing there-cipient's capitalaccount.

Termination ofManager.

Events of Termination.A Manager stops being a Manager upon thefirst to occur of (i) the Manager's voluntaryresigna-tion; (ii) the Manager's bankruptcy; (iii)the Manager's death, permanent disability ormen-tal incompetence; (iv) the Manager'sdissocia-tionasaMember;(v)theManager'sreplace-ment by vote of a Majority pursuant toSection 4.5. The termination of a person asManager does not discharge any debt the Managermay have to the Company, and the Companymay collect on the debt by any means, includingoff-setting the amount the Manager owesthe Company against any amount otherwisedis-tributable or payable by the Company tothe Manager.

Termination of Manager Who Is A Member. The cessation of aMember's statusasaManagerdoesnotaffecttheper-son's rights as a Member and is not adissocia-tion of the person as a Member. If a Manageris also a Member, the Company does not dissolveas a result of the cessation of the Member's status asaManager.

Vacancy. If a Manager's status asa Manager is terminated, the resulting vacancymay be filled by affirmative vote of aMajority.

Chief Executive Officer. The Company may employ an individual to serve as a ChiefExec- utive Officer of the Company. The ChiefExecutive Officer is responsible for governing theday-to-day operations of the Company and for facilitatingthe Company's future growth. The Chief ExecutiveOf-ficer may also serve as a Manager of theCompany and may acquire Units and be a Member ofthe Company. The Chief Executive Officer reportsto the Manager. The Manager has the solediscretion to set, amend and otherwise modify theperfor- mance, duties, base salary and incentivecompen-sation (if any) of the Chief Executive Officer. Ifthe ChiefExecutiveOfficerisalsoaManagerofthe Company, the Chief Executive Officer may not par-ticipate in any decision of the Manager relating to the employment and compensation of theChief Executive Officer. The performance, duties,base salary and incentive compensation of the ChiefEx-ecutive Officer must be set forth in a writtenexecu-tive employment agreement between theCompany and the Chief Executive Officer and the termsof that agreement prevail over contrary terms inthis Agreement.

Article 5: Records andAccounts

Records to be Maintained. TheCompany must maintain the following records andinformation at its principaloffice:

(a) Books of Account. Complete andaccu-rate books of account of the Company'saffairs.

(b) Members and Addresses. A list ofthe Members setting forth the full name and lastknown mailing address of each current and pastMember.

(c) Certificate of Organization. A copy ofthe Certificate of Organization and any amendmentto the Certificate ofOrganization.

(d) Agreement. A copy of theAgreement and any amendment to the Agreement, anda copy of any written operating agreementno longer ineffect.

(e) Financial Statements. A copy ofall financial statements of the Company forthe three most recentyears.

(f) Tax Returns. A copy of theCompany's federal, foreign, state and local incometax returnsandreports,ifany,forthethreemost recentyears.

Reports. The Manager must closethe Company's books of account promptly afterthe close of each calendar year, and prepareand send to each Member a statement of theMember's distributive share of income andexpense for federal income tax reportingpurposes.

Article 6:Distributions

Distributions may be paid to the Members outof any available funds when and in an amountthe Managerdetermines.

Article 7: Transfers ofUnits

Restriction on Transfer ofSecurities. The Units have not been registered underthe SecuritiesActof1933oranystatesecurities laws, and may not be resold or transferred bya Member without appropriate registration orthe availability of an exemption from theregistration requirements.

Transfers Prohibited. Except aspermit-ted in Section 7.4, a Member may not sell,as- sign, transfer, exchange, pledge, encumber, gift, bequeath, or transfer by operation of lawor otherwise (collectively "**Transfer**") any ofthe Member's Units. Each Memberacknowledges the reasonableness of the restrictions setforth in this Section in view of the Company'spur- poses and the relationships among theMem- bers andManager.

Prohibited Transfers Void. Any actualor attempted Transfer of any of the Member's Units not expressly permitted by this Agreement isnull and void and is a breach of this Agreement.The restrictions on Transfer are specificallyenforceable.

Permitted Transfers. A Transfer ispermit-ted only if the Transfer is one or more of thefollow-ing:

(a) Family Transfer. Transfer to Familypursuant to Section7.5.

(b) Assignment. Assignment pursuantto Section 7.6.

(c) Death. Transfer to an Assigneeupon death or incompetency pursuant to Section7.7.

(d) Non-Family Transfer. Transfer tonon-Family pursuant to Section7.8.

Permitted Transfers toFamily.

Transfers to Family. A Member,or an individual who owns 50% or more of theequity of a Member, has the right to Transfer any ofthe Member's Units to a spouse, sibling, linealdescendant, spouse of a lineal descendant, orancestor (collectively "**Family**"), or any entity createdprimarily for the benefit of a Family member ormembers, without the consent or approval of theCompany or any Members. Upon receipt of the Units,a Family member who is not already a Memberautomatically becomes a Member. Anypermitted Transfer to Family is not subject to (i) Section7.8, including but not limited to the unanimouswritten consent and right of first refusal requirements or(ii) Article 9 relating to New Members, except thatthe transferee Family member must execute anddeliv-er a copy of thisAgreement.

Dissociation UponTransfer. Transfer of all of a Member's Units under thisSection 7.5 results in the Member's dissociationfrom the Company pursuant to Section 8.3(d), andthe Member then ceases to be aMember.

Permitted Assignments. A Member mayassignanyoftheMember'sUnitstoan-other person or entity ("**Assignee**") withoutthe consent or approval of the Company orMem- bers. In the event of an assignment, theMem- ber remains a Member of the Company andthe Assignee is not a Member of theCompany. The Assignee has no right to participate inthe management of the business and affairs ofthe Company or to become a Member. TheAs- signee is only entitled to the Members' shareof

(i) any distribution and return of capital, and(ii) the net profits and losses determined bygener- ally accepted accounting principles underthe method of accounting adopted by theCompany reported on the tax return of the Companyfiled for federal income tax purposes. Assignmentof all of the Member's Units under this Section7.6 does not result in Member's Dissociationfrom the Company unless unanimous consentis granted under Section 8.4. The Assigneebe- comes a Member of the Company only if (i)the Member has complied with the provisionsof Section 7.8 including, but not limited to,the unanimous written consent and right of firstre- fusal requirements of that Section, and (ii)the Assignee has complied with the provisionsof Article 9 relating to NewMembers.

Permitted Transfers Upon Death orIn- competency. Upon a Member's death,the Member's personal representative oradminis- trator succeeds to the Member's Units asan Assignee. If a Member is adjudicatedinsane, incompetent or incapacitated, theMember's executor, administrator, guardian,conservator or other legal representative succeeds tothe Member's Units as an Assignee. Anyfurther transfers by the Assignee must comply with(i) Section 7.5 relating to transfers to FamilyMem- bers or, (ii) if the transferees are notFamily Members, with Section 7.6 relating topermitted assignments. Death or incompetency ofa Member results in the Member'sDissociation from the Company pursuant to Section8.3(e).

Permitted Transfers to Non-Family.A Member may Transfer Units to anon-Family person or entity only after complying withthis Section 7.8. Transfer of all of theMember's Units pursuant to this Section 7.8 results inMem- ber's Dissociation from the Company pursuantto Section8.3(f).

Unanimous Consent. TheMember must obtain the unanimous written consent ofthe other Members to the proposed transfer tonon-Family persons or entities. A Member may refuse to grant consent for anyreason.

Right of First Refusal. TheMem- ber ("**Selling Member**") must comply with theright of first refusal set forth in this Section for anyTrans- fer of any of the Member's Units to anon-Family person or entity.

(a) Offer. The Selling Member must makea written offer to sell the Units to the Companyand the other Members on the same terms,conditions and price offered by the proposed transferee("**Of- fer**"). The Offer must state the name of the pro- posed transferee and all the terms, conditionsand price of the proposedtransfer.

(b) First Refusal. The Company has thefirst right to purchase the Selling Member's Units forthe first 30 days on the terms set forth in the Offer,and the remaining Members have the right topurchase the Selling Member's Units for the next 30 dayson the terms set forth in theOffer.

(c) Buying Members. Not all of theMembers must participate in the purchase. In exercisingthe right to purchase, the Members participating inthe purchase ("**Buying Members**") may divide theSell- ing Member's Units among themselves inany manner in which the Buying Membersdetermine. In the absence of an agreement, the BuyingMem- bers must divide the Selling Member's Units inpro- portion to the Buying Members' Units in theCom- pany as of the time the Offer ismade.

(d) Notice. To exercise the right topurchase, the Company or the Buying Members mustnotify the Selling Member of their decision to purchaseall or a portion of the Selling Member's Units within the 30 day period for the Company or the 60 dayperiod for the BuyingMembers.

(e) Transfer. If the Company and theBuy-ingMembersdonotelecttopurchaseanyof the Selling Member's Units, the SellingMember may transfer the unsold portion of theSelling Member's Units to the proposedtransferee named in the Offer. If the Selling Memberdoes not complete the sale to the proposedtransfer-ee within 90 days after the notice of the Offerto the Company or Buying Members, thenthe provisions of this Section 7.7 again apply tothe original or any newOffer.

Article 8:Dissociation

Dissociation Prohibited. Exceptas permitted in Section 8.3, a Member may not(i) ceasetobeaMemberof,orvoluntarilyorin-voluntarily dissociate from, the Company(col-lectively "**Dissociation**"), or (ii) remove orexpel another Member by vote of theremaining Members. Each Member acknowledgesthe reasonableness of the restrictions set forthin this Section in view of the Company's purposes and the relationships among theMembers.

Prohibited Dissociation Void. Anyac- tual or attempted Dissociation that is notex- pressly permitted by this Agreement is nulland void and is a breach of this Agreement.The restrictions on Dissociation are specificallyen-forceable.

Permitted Dissociation. ADissociation is permitted only if the Dissociation resultsfrom one or more of thefollowing:

(a) Consent. The mutual consent ofthe Members pursuant to Section8.4.

(b) Expulsion. Expulsion by vote of aMa-jority pursuant to Section 8.5 or by judicialde-termination pursuant to Section8.6.

(c) Bankruptcy. Bankruptcy pursuantto Section 8.7.

(d) Family Transfers. Transfers madeto Family pursuant to Section7.5.

(e)Death. Transfers made upon death orin-competency pursuant to Section7.7.

(f) Non-Family Transfers. Transfers madeto non-Family pursuant to Section7.8.

Dissociation by Mutual Consent. AMem- ber is dissociated from the Company upon themu-tual written consent of all Members, under the terms and conditions as the Membersagree.

Dissociation by Expulsion of Member.A Member is dissociated from the Company uponthe occurrence of (i) the Member's expulsion by voteof a Majority of remaining Members of theCompany and (ii) any one or more of the followingcircum- stances:

(a) Illegality. It is unlawful to carry onthe Company's business with theMember.

(b) Transfer of Units. There has been apro-hibited voluntary or involuntary transfer of allor substantially all of the Member's Units, other thana court order charging the Member's Units thathas not beenforeclosed.

(c) Corporate Member's Dissolution. 90days has lapsed after the Company notifies acorporate Member that the corporate Member will beexpelled because (i) the corporate Member has filed acertif-icate of dissolution or the equivalent, its charterhas been revoked, or its right to conduct businesshas been suspended by the jurisdiction ofincorporation, and (ii) the corporate Member fails to timely obtain a revocation of the certificate or dissolution or are-instatement of its charter or its right toconduct business.

*(d) Partner Member's Dissolution.*The Member is a partnership or a limited liabilitycom-pany that has beendissolved.

Dissociation by Expulsion by JudicialDe-termination. A Member may be expelled byjudi-cial determination, upon the application bythe Company, a Manager or another Member, that(i) the Member engaged in wrongful conduct thatad-versely and materially affected theCompany's business, (ii) the Member willfully orpersistently

committed a material breach of thisAgreement or committed a material breach of theduties owed to the Company, Manager or Members, or (iii) the Member engaged in conductthat makes it impracticable to carry on theCompany's business with theMember.

Dissociation by Bankruptcy. AMem- ber ceases to be a Member of the Company and becomes an Assignee if the Member(i) makes an assignment for the benefit ofcredi-tors, (ii) files a voluntary petition inbankruptcy,
(iii) is adjudicated a bankrupt or insolvent,(iv) files a petition or answer seeking for theMember any reorganization, arrangement,composition, readjustment, liquidation, dissolution,or similar relief under any statute, law orregulation, (v) files an answer or other pleadingadmitting or failing to contest the materialallegations of a petition filed against the Member inany proceeding of this nature, or (vi) seeks,consents to, or acquiesces to the appointment ofa trustee, receiver or liquidator of the Memberor of all or any substantial part of theMember's property. Any further transfer by theAssignee must comply with (i) Section 7.5 relatingto Transfers to Family and (ii) Section 7.8relating to permitted Transfers. This Section 8.7does not result in a member's Dissociation ifthe Member obtains the written consent of allother Members to the Member remaining a Member of the Company upon the occurrence of anyof the events listed in this Section8.7.

Rights of Dissociating MemberWhere Dissolution Results. If the Dissociation ofa Member causes a dissolution and winding upof the Company, the Dissociating Member isentitled to participate in the winding up of theCompany to the same extent as any otherMember except that any distributions to which theMemberwouldhavebeenentitledarereducedby the damages sustained by the Company asa result of the dissolution caused by theDissocia-tion and windingup.

Member's Power to Dissociate.A Member has the power to Dissociate fromthe Company at any time by express will ofthe Member. The rightfulness or wrongfulnessof the Member's Dissociation is to be determinedby this Agreement. Dissociation, whether rightfulor wrongful, causes dissolution of the Companypursuant to Section 10.2(b) unless theremaining Members elect to continue the Companypursuant to Section10.3.

Wrongful Dissociation. A Member'sDissociation from the Company is wrongful if theDissociation occurs in breach of an express provisionof this Agreement. A Member who wrongfullyDissociates from the Company is liable to theCompany and to the other Members for damages causedby the Dissociation. The liability is in addition toany other obligation of the Member to the Companyor to the other Members. If the Company elects notto dissolve and wind up its business following aMember's wrongful Dissociation, damages sustainedby the Company for the wrongful Dissociation maybe offset against distributions otherwise due tothe Member after thedissolution.

Effect of Member's Dissociation. Ifthe Company continues despite the Member'swrongful Dissociation,then(i)theMemberceasestobea Member and is an Assignee of Units, (ii) theCom- pany must purchase the dissociatedMember's UnitspursuanttoSection8.12,and(iii)theMem- ber's duty of loyalty and duty of care continueonly with regard to matters arising and eventsoccurring before the Member's Dissociation, unlessthe Member participates in winding up theCompany's business.

Company Purchase of DissociatedMem- ber's Units. If the Company continues pursuantto Section 10.3 following a Member's Dissociation,the Company must purchase the dissociatedMember's Units for their fair marketvalue.

Fair Market Value. The fairmarket value is to be determined as of the date ofthe Member's Dissociation based on (i) an appraisalof the market value of the Company's assetsassuming that the assets are sold in an arm'slength transaction within 6 months, (ii) minus any liability of the Company, (iii) minus any damage sufferedby the Company and the other Members becauseof the Member's wrongful Dissociation, (iv) minusany other amount owing, whether or not currentlydue,

from the dissociated Member to the Company or other Members, (v) adjusted for theminority discount, if any, applicable to thedisassociated Member's Units, and (vi) adjusted by anyother factor that is commercially reasonable toapply.

Company Offer. TheCompany must deliver a purchase offer to thedissociated Member no later than 90 days after the datethe Company receives actual notice of theDissoci-ation. The purchase offer must state (i) thefair market value of the dissociated Member's Units, and (ii) the payment terms. TheCompa-ny may select payment terms that rangebe-tween (i) payment in full in cash at closing to(ii) payment by a promissory note in up to120 equal monthly installments. Any promissory notemust(i)commencepaymentonthefirst day of the month following the closing setforth inSection8.12.3,(ii)besecuredbytheCom- pany's assets, (iii) be subordinated to anysecu-rity interest of any lender to the Company,(iv) be at a commercially reasonable variableinter- est rate, (v) be with the right of prepaymentand

(vi) be with other terms and conditionscustom-ary for that type of promissory note. Thepur-chase offer must be accompanied by (i) anex-planation of how the Company determinedthe fair market value of the dissociatedMember's Units, (ii) any available documentationsupport-ing the determination, and (iii) the right forthe dissociated Member to review theCompany's books andrecords.

Dissociated Member'sRe-sponse. The dissociated Member mayeither accept or reject the Company's purchaseoffer. If the dissociated Member accepts theCompa-ny's purchase offer, then the parties mustclose the purchase within 30 days of theacceptance according to the terms of the purchase offer.If the dissociated Member rejects theCompany's purchase offer, then the dissociatedMember has a Claim against the Company underArticle 11andthepartiesmustresolvetheClaimas provided in Article11.

Article 9: NewMembers

Admission of New Member. Unlessother-wise provided in this Agreement, this Article 9gov-erns when (i) a person is admitted as a NewMem- ber, (ii) an Assignee is admitted as a NewMember, and (iii) a person receiving Units by Transfer isad-mitted as a New Member (collectively "**NewMem- ber**"). The admission of a New Member insubstitu-tion for an existing Member, without more, doesnot release the existing Member from any liability tothe Company that existed prior to the admission. A New Member has all the rights and powers, andis subjecttoalltherestrictionsandliabilities,ofall otherMembers.

Majority Consent. Except as providedin Section 7.5 relating to Family, the affirmative vote or written consent of a Majority is required forany person to be admitted as a New Member. Ifcon-sent is not granted, the person or transferee isonly anAssigneeandhasnorighttoparticipateasa Member in the business and affairs of theCompany or to inspect or copy Company books andrecords, which rights remain in the transferorMember.

Conditions on Admission. As conditionsof admission as a Member, the New Memberm:

(a) Documents. Execute and deliverthe documents (including but not limited to thisAgree-ment), in form and substance satisfactory to alloth-erMembers.

(b) Expenses. Pay any reasonableexpense inconnectionwithadmissionasaNewMember, including but not limited to, the cost ofpreparing and filing any amendment of this Agreement orthe Certificate of Organization necessary or desirable in connection with the admission of the NewMem-ber.

(c) Contribute. Contribute to the Company,in the form of the New Member's capitalcontribution, an amount agreed by the otherMembers.

Execution of Agreement by NewMem-bers. A New Member and the NewMember's spouse are bound by the obligations of thisAgree-ment regardless of whether the New Memberor New Member's spouse signs this Agreement.A New Member and the New Member's spousemust

sign Schedule 9.4 evidencing consent to be bound by the terms of this Agreement as apre-requisite to receiving any distribution fromthe Company.

Article 10: Dissolution and WindingUp

Continuity. The Company willcontinue until dissolved and its affairs woundup.

Dissolution. The Company mustdis- solve upon the first to occur of thefollowing events ("**Dissolution Events**"), unlessthe Company is continued under Section10.3:

(a) Consent. The written consent of allof theMembers.

(b) Dissociation. The Dissociation ofa Member.

(c) Unlawful Act. Any event that makesit unlawful for the business of theCompany.

(d) Judicial Decree. The entry of ade-cree of judicialdissolution.

(e) Disposition of Assets. If theCompany (i) voluntarily or (ii) involuntarily (by way ofcon-demnation or similar proceeding) disposes ofall or substantially all of itsProperty.

(f) Required Dissolution. Any otherevent causing dissolution of a limited liabilitycompany under theAct.

Continuance SupersedingDissolution. Notwithstanding the occurrence of aDissolution Event, the remaining Members may continue the business of the Company and overridethe dissolution. This right of continuation canbe exercised only by the affirmative vote,approval or consent of the Members holding theremain-ing Units to continue the business of theCom-pany within 90 days after the later of (i) theoc-currence of or (ii) the discovery of aDissolution Event. If the right of continuation isexercised, then (i) the Company and its businesscontin-ues without interruption and (ii) thisAgreement remains in effect. If the right of continuation isnot exercised, then (i) the right of the Members tocon-tinue the business of the Company terminates and (ii) the Company's affairs are to be wound uppur-suant to this Article10.

Effect of Dissolution. Upon theCompany's dissolution and the failure of the remainingMem-bers to continue the Company, the Companymust cease carrying on, and must wind up, theCompa-ny's business. Upon completion of the windingup, the Companyterminates.

Winding Up. To wind up theCompany's business, the Manager or, if the Manager isunwill-ing to serve, a person selected by a Majoritymust act as a liquidator ("**Liquidator**"). TheLiquidator hasfullpowerandauthorityto(i)sell,assignand encumberanyoralloftheCompany'sassets,(ii) wind-up and liquidate the Company's affairs ina commercially reasonable manner, (iii) prepareand distribute an accounting from the date of thelast previous accounting to the date of dissolution,and from the date of dissolution to the date oftermina-tion, and (iv) distribute the proceeds fromliquida-tion in accordance with Section10.6.

Distribution of Assets onDissolution. Upon the winding up of the Company, theLiquida-tor must distribute all Property owned by theCom- pany in the followingsequence:

Creditors. To creditors,including any Members or Manager who is a creditor, tothe extent permitted by law, in satisfaction ofCompany Liabilities.

Members. Liquidation proceedsare tobepaidbythelaterof(i)60daysoftheendof the Company's taxable year or (ii) 90 days afterthe final date of liquidation. The distributions are tobe incashorinkind(whichneednotbedistributed proportionately) or partly in both, as determinedby the Members. Liquidation proceeds are to bedis-tributed to each Member *pro rata* based oneach Member's percentage ownership interest in theto-tal Units of the Company having been issued tothe Members, up to the amount of each Member'sag-gregate capital contributions to theCompany.

Distribution in Kind. If theLiquidator determines that Company Property shouldbe distributed in kind to the Members, theLiquida-tor must obtain an independent appraisal ofthe fair market value of the Property as of adate reasonably close to the date of liquidation.Dis-tributionofPropertyinkindtoaMemberisto be considered a distribution of an amountequal to the Property's fair market value forpurposes of Section10.6.

Completion of Winding Up andTermination. The winding up of the Companyis completed when all debts, liabilities andobliga-tions of the Company have been paid anddis-charged or reasonably adequateprovision therefore has been made, and all of theremain-ing Property and assets of the Companyhave been distributed to the Members. Uponthe completion of winding up of the Company,a certificate of dissolution is to be delivered tothe Secretary of State for filing. The certificateof dissolution must set forth the informationre-quired by the Act. The Company willterminate when the certificate of dissolution is filedby Secretary ofState.

Article 11: Disputes andRemedies

Claim. "**Claim**" meanas any actualor alleged dispute, controversy, breach, loss,de-fault, harm, damage, penalty, fee or costrelat-ing to or arising from (i) this Agreement, (ii)any provision of this Agreement, or (iii) the actions or non-actions contemplated by thisAgreement. Claims include, but are not limited to, Claimsby third parties and any former Member orManag-er.

Claim Notice and Cure Period. Aparty making a Claim must notify the defaultingparty of the Claim. From the effective date ofnotice the defaulting party has 28 days to curethe Claim. If the Claim continues after the 28day cure period, then the parties must resolvethe Claim as provided in Section11.3.

Claim Resolution Procedure. If aClaim isnotcured,thepartiesmustfirstattemptto settle the Claim by direct discussions. Ifthe Claim is not settled by direct discussions, thenthe parties must attempt to settle the Claim in bymedi-ation administered by the American ArbitrationAs-sociation under its Commercial MediationRules. Thereafter, any unresolved Claim is to beresolved by arbitration administered by the AmericanArbitra-tion Association under its CommercialArbitration Rules, with the award to be entered as afinal judgment in any court havingjurisdiction.

Rights and Remedies. Except asotherwise expressly provided in this Agreement, anaggrieved party has any right or remedy available in law,in equity, and in this Agreement. Any right orremedy described in this Agreement is cumulative andnot alternative to any other right or remedy availableat law or inequity.

Injunction Remedies. In addition toany other right or remedy the Company or aMember may have, the Company and each Member hasthe right to specifically enforce this Agreementinclud-ing,butnotlimitedto,therestrictionsonTransfer set forth in Article 7. Each Memberacknowledges thattheotherMembersandtheCompanywillbe irreparably damaged if this Agreement is notspecif-ically enforced. Upon a breach or threatened breach of any term, covenant or condition ofthis Agreement by any party, each of the otherparties, in addition to all other remedies, is entitled to seek a temporary and permanent injunction,without showing any actual damage, and may seek ade-cree for specificperformance.

Indemnification. The Company mustde-fend, indemnify and hold each Member,Manager and their respective agents harmless fromany Claim to the fullest extent allowed by lawincluding, but not limited to, any Claim incurred arising fromor related to a proceeding in which a person is aparty solely because of the person's status as aMember orManager.NoMemberorManageristobein-demnified from any liability for grossnegligence, willful misconduct, bad faith, knowing violationof law, breach of the duty of care under Sections2.3 or 4.9, or duty of loyalty under Sections 2.4 or4.10.

Attorney Fees and Costs. In the event ofa Claim, the prevailing party is to be awardedrea-sonable attorney fees and costs in any suit,action

or proceeding, including trial, arbitration,media-tion, or appeal, as awarded by the court,arbi-trator ormediator.

Article 12:Boilerplate

Coordination of Agreement andAct. ExcepttotheextentaprovisionoftheAgree-ment is expressly prohibited or ineffectiveunder the Act, the Agreement governs, evenwhen inconsistent with, or different than, theprovi-sionsoftheCode,theActoranyotherlawor rule. To the extent any provision of theAgree-ment is prohibited or ineffective under theAct, the Agreement is to be considered amendedto the smallest degree possible in order tomake the Agreement effective under the Act. Ifthe Act is amended or interpreted to make anypro-vision of the Agreement that was formerlyinva-lid to be valid, the provision is to beconsidered tobevalidfromtheeffectivedateoftheinter- pretation or amendment. To the extent thepro-visions of the Act apply to the Company,a Manager or a Member notwithstanding thepro-visions of this Agreement, the provisions ofthe Act in effect as of the Effective Date areincor- porated into thisAgreement.

Notices. When a party is permittedor required to notify the other party underthis Agreement, in order to be effective, thenotice must be in writing, signed by the persongiving the notice and delivered personally or by arec-ognized overnight delivery service withreturn receipt, or sent by certified mail, returnreceipt requested to the other party, at the addressbe-low. A party may change its address toreceive notices by notifying the other party of thenew address. The effective date of a notice isthe datetheotherpartyreceivesthenoticeorre-fuses delivery if delivered personally,otherwise the date of delivery as established by thereturn receipt or courier service confirmation (orthe date on which the return receipt or courierser-vice confirms that acceptance of deliverywas refused by the addressee). Notices to aMem- ber must be sent to the last address on filewith the Company for the Member. Notices tothe Company and a Manager must be bent tothe Company's PrincipalOffice.

No Third-Party Beneficiary. ThisAgree-ment is intended solely for the benefit of theparties. The parties do not intend to confer anythird-party beneficiary right upon any otherperson.

Successors. This Agreement is bindingupon each party and their respective heirs,executors, administrators, successors, and permittedassigns, Assignees, Transferees andsuccessors-in-interest to any of theUnits.

.

Amendment. This Agreement may onlybe modified be in writing, signed by eachMember.

Further Assurances. Each party mustexe-cute and deliver any document required toimple-ment any provision of thisAgreement.

No Waiver. A party's failure to insist onstrict performance of a term of this Agreement is nota waiver of that party's right to demand strictcompli-ance with the term in thefuture.

Entire Agreement. This Agreement andany Exhibit or Schedule attached or incorporatedby reference is the entire Agreement between thepar-ties with respect to its subject matter. ThisAgree-ment supersedes and replaces any prior orcon-temporaneous agreement, written or verbal,be-tween the parties regarding its subjectmatter.

Interpretation. This Agreement must beinter-preted in accordance with the plain meaning ofits terms and not strictly for or against eitherparty.

Captions. Captions contained in thisAgree-ment are for conVinience and reference andmay not be used to interpret thisAgreement.

Number and Gender. Wheneverrequired by the context, the singular includes the plural,the plural includes the singular, and the gender ofany pronoun includes allgenders.

Counterparts. This Agreement may beexe-cuted in multiple copies, each of which is thecom-plete Agreement, but all of which together areone

and the same instrument. Each party mustexecute any duplicate or replacementcounterpart of this Agreement as may be required toimplement itsterms.

Applicable Law. This Agreement isgoverned by and must be construed inaccordance with the laws of the State of Idaho as ifentirely performed in that State and without referenceto itsconflictsoflawrules.Thecourtslocatedin Idaho have exclusive jurisdiction toadjudicate any dispute in connection with thisAgreement. Each party consents to the exercise ofpersonal jurisdiction by the courts located inIdaho.

Venue. Venue for any action inconnec- tion with this Agreement is in Ada County,Ida-ho. Each party consents to the jurisdictionof any local, state or federal court situatedthere and waives any objection which it mayhave pertaining to improper venue or forum noncon-Viniens in any proceeding in any ofthose courts.

Severability. If any portion of this Agreement is held to be invalid orunenforcea-ble, the invalidity or unenforceability doesnot affect the validity or enforceability of there-mainder of this Agreement. If the invalidity or unenforceability is due to theunreasonableness of any restriction, the restriction is effectiveto the extent that a court determines it to berea-sonable. If any covenant or restriction is heldto be unenforceable, the covenant or restrictionis to be first modified to be enforceable. Ifthe covenant or restriction cannot be modified tobe enforceable, or if the covenant orrestriction cannot be modified, then the covenant orre-striction is to be eliminated to the extentneces- sary to permit the remaining restrictions tobe enforced.

Costs and Expenses. Unlessotherwise provided in this Agreement, each party bearsany fee or expense it incurs in performing itsobligations under thisAgreement.

No Partnership Intended. TheMembers have formed the Company under the Act, andexpresslyintendnottoformapartnershiporlimited partnership. The Members are not partners oneto another, or partners as to any third party. Tothe extent any Member, by word or action, represents to another person that any other Member is apart-ner or that the Company is a partnership, theMem- ber making the wrongful representation is liableto any other Member who incurs personal liabilityby reason of the wrongfulrepresentation.

Time of the Essence. Time is of thees- sence with respect to the performance of each par- ty's obligation under thisAgreement.

Power to Make Agreement. Each partywarrants, with respect to itself, that it has the powerto enter into this Agreement and entering intothe Agreement does not (a) violate any provision oflaw or order of any court or governmental authorityhav-ingjurisdictionoverit;(b)constituteabreachor default under any contract or other commitmentto which by which it is bound; or (c) require anycon-sent, vote or approval which has not been givenor taken. Each party covenants that it has andwill continue to have throughout the term ofthis Agreement and any extension of it, the powerto enterintothisAgreementandperformitsobliga-tions underit.

Survival. Articles 10 and 11 survivetermina-tion of this Agreement for anyreason.

Signatures of Members

Date: 4/21/15 ____________________

____

Name: Benjamin Mayer

Date: 5/18/18 ____________________

____

Name: Toptive

Date: 4/29/15 ____________________

____

Name: John Baisch

Date: 05/18/18 ____________________

____

Name: Zachary Hall

Date: 7-21-2015 ____________________

____

Name: Brad and Kim Delamere

Date: ______5/18/18______________

____

Name: Jared Leuzinger

Date: 5/17/2018 ____________________

____

Name: Century Interiors Inc.

Date: __________5/18/2018__________

____

Name: Aaron Azzarito

Schedule 1.3

Member	Contribution	Units
Century Interiors Inc.	Cash contribution of $50,000 Once Vini Vidi Vici LLC shows profitability the $50,000 is to be paid back first and in full.	10,000
John Baisch	Consulting regarding business issues	7,000
	Chief Operating Officer duties	3,000
Brad Delamere	Cash Contribution of $10,000	5,000
Zach Hall	Cash contribution of $2000	2,000
Aaron Azzarito	Cash contribution of $2000	2,000
Jared Leuzinger	Cash contribution of $5000	5,000
Sergio Baldani Gaston Cavallo Jorge Padula		5,000
Benjamin Mayer	Chief Executive Officer	Balance of 100,000